

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

<u>Via E-mail</u>
Lynette P. Harris
Chief Financial Officer
Monarch Financial Holdings, Inc.
1435 Crossways Blvd
Chesapeake, Virginia 23320

  Re: **Monarch Financial Holdings, Inc.**
     Form 10-K for the fiscal year ended December 31, 2013
     Filed March 28, 2014
     File No. 001-34565

Dear Ms. Harris:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John P. Nolan

        John P. Nolan
        Senior Assistant Chief Accountant